UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of March, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]

ITEM 5:  OTHER EVENTS

On March 1, 2002, Commercial Consolidators Corp. announced that MAX Systems Group Inc. ("MAX") of its Computer Solutions Division has signed a master distribution agreement with Wireless Networks Inc. ("WNI") of Calgary, Alberta for a period of two years commencing January 2002.


Copies of the News Releases and BC FORM 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


COMMERCIAL CONSOLIDATORS CORP.
     /s/ Gregory Burnett
Gregory Burnett, Secretary
Date:   March 1, 2002









Exhibit 1
News Release
March 1, 2002

COMMERCIAL CONSOLIDATOR CORP. ENTERS
DISTRIBUTION AGREEMENT FOR BLUETOOTHTM  PRODUCTS

TORONTO - March 1, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), a diversified distributor of business technologies (cellular phones and accessories; computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central) is pleased to announce that MAX Systems Group Inc. ("MAX") of its Computer Solutions Division has signed a master distribution agreement with Wireless Networks Inc. ("WNI") of Calgary, Alberta for a period of two years commencing January 2002.

Wireless Networks is a leading Canadian developer and manufacturer of BlueToothTM wireless products and software. BluetoothTM is the leading standard for securely and wirelessly connecting PDAs, cell phones, computers and accessories. Under the terms of the agreements, MAX will be responsible for the distribution of the BluetoothTM USB BlueLinkTM, Dongle device and the BlueLANTM. In addition, MAX will also provide web-based upgrades, solution design services and technical support for prospective customers.

"We are excited about our new agreement with Wireless Networks to distribute its BluetoothTM products," said Guy Jarvis, CEO. "It represents an important opportunity to strategically position us in the future standard for wireless networks, evidenced by the fact that, the master distribution agreement has already translated into an immediate order for $2.5 million USD to supply a minimum quantity of 24,000 BlueLinkTM Dongles to OEM Systems of Calgary, Alberta."

ABOUT WIRELESS NETWORKS INC. THEIR TECHNOLOGY, PRODUCTS AND TRADEMARKS

Based in Calgary, Alberta, Wireless Networks Inc. is engaged in designing, manufacturing, marketing and supporting a family of voice and data wireless communications products. Wireless Networks is creating products based on multiple wireless standards for wireless data, voice, and video communications between PDAs, computers, phones, and related accessories.

BluetoothTM wireless technology standard is a low-cost, low power, short-range radio link for mobile devices. BlueLANTM is a Bluetooth access point, designed to provide wireless Ethernet access to Bluetooth enabled devices within a range of 100m. BlueLinkTM is a BlueTooth USB Dongle designed to wirelessly enable USB equipped devices.

Bluetooth is a trademark owned by Bluetooth SIG, Inc. U.S.A. and licensed to Wireless Networks Inc. BlueLAN and BlueLink are trademarks owned by Wireless Networks Inc.

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at
 www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein


Exhibit 2
BC FORM 53-901F
March 1, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

		COMMERCIAL CONSOLIDATORS CORP.
		604 - 750 West Pender Street
		Vancouver, BC  V6C 2T7

ITEM 2	DATE OF MATERIAL CHANGE

	February 28, 2002

ITEM 3	PRESS RELEASE

	Issued March 1, 2002 at Vancouver, BC and distributed through the facilities of Stockwatch, Stockhouse, Canadian Corporate News and Market News.

ITEM 4	SUMMARY OF MATERIAL CHANGE

	Commercial Consolidators Corp. announced that MAX Systems Group Inc. ("MAX") of its Computer Solutions Division has signed a master distribution agreement with Wireless Networks Inc. ("WNI") of Calgary, Alberta for a period of two years commencing January 2002.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

	Please see attached Schedule "A"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

	This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

	There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8		DIRECTOR/SENIOR OFFICER

		Contact:	Greg Burnett
		Telephone:	604-669-2615

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

	The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 1st day of March 2002.

"Greg  Burnett"

_______________________________
Greg Burnett
Director


SCHEDULE "A"

TORONTO - March 1, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), a diversified distributor of business technologies (cellular phones and accessories; computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central) is pleased to announce that MAX Systems Group Inc. ("MAX") of its Computer Solutions Division has signed a master distribution agreement with Wireless Networks Inc. ("WNI") of Calgary, Alberta for a period of two years commencing January 2002.

Wireless Networks is a leading Canadian developer and manufacturer of BlueToothTM wireless products and software. BluetoothTM is the leading standard for securely and wirelessly connecting PDAs, cell phones, computers and accessories. Under the terms of the agreements, MAX will be responsible for the distribution of the BluetoothTM USB BlueLinkTM, Dongle device and the BlueLANTM. In addition, MAX will also provide web-based upgrades, solution design services and technical support for prospective customers.

"We are excited about our new agreement with Wireless Networks to distribute its BluetoothTM products," said Guy Jarvis, CEO. "It represents an important opportunity to strategically position us in the future standard for wireless networks, evidenced by the fact that, the master distribution agreement has already translated into an immediate order for $2.5 million USD to supply a minimum quantity of 24,000 BlueLinkTM Dongles to OEM Systems of Calgary, Alberta."

ABOUT WIRELESS NETWORKS INC. THEIR TECHNOLOGY, PRODUCTS AND TRADEMARKS

Based in Calgary, Alberta, Wireless Networks Inc. is engaged in designing,manufacturing, marketing and supporting a family of voice and data wireless communications products. Wireless Networks is creating products based on multiple wireless standards for wireless data, voice, and video communications between PDAs, computers, phones, and related accessories.

BluetoothTM wireless technology standard is a low-cost, low power, short-range radio link for mobile devices. BlueLANTM is a Bluetooth access point, designed to provide wireless Ethernet access to Bluetooth enabled devices within a range of 100m. BlueLinkTM is a BlueTooth USB Dongle designed to wirelessly enable USB equipped devices.

Bluetooth is a trademark owned by Bluetooth SIG, Inc. U.S.A. and licensed to Wireless Networks Inc. BlueLAN and BlueLink are trademarks owned by Wireless Networks Inc.

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein